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December 11, 2017	Daniel S. Clevenger 617 832 1283 direct dclevenger@foleyhoag.com

Via EDGAR

Mr. Russell Mancuso Branch Chief Office of Electronics and Machinery United States Securities and Exchange Commission Division of Corporate Finance 100 F. Street, NE Washington, DC 20549

Re:	Sensata Technologies Holding plc Amendment No. 3 to Registration Statement on Form S-4 Filed December 11, 2017 File No. 333-220735
Dear Mr. Mancuso:
On behalf of Sensata Technologies Holding plc (“Sensata”), please find transmitted herewith for filing Sensata’s Pre-Effective Amendment No. 3 (“Amendment No. 3”) to its registration statement on Form S-4 filed with the Securities and Exchange Commission (the “Commission”) on September 29, 2017 (File No. 333-220735), as amended by Amendment No. 1 to the registration statement filed with the Commission on November 13, 2017 and Amendment No. 2 to the registration statement filed with the Commission on December 8, 2017 (as so amended, the “Registration Statement”), in accordance with the Securities Act of 1933, as amended, and pursuant to Rule 101(A) of Regulation S-T promulgated thereunder. As a courtesy to the Staff, two copies of Amendment No. 3 are being provided under separate cover, along with two additional copies that have been marked to show the changes effected in the Registration Statement by Amendment No. 3.
Amendment No. 3 is being filed principally in response to an oral comment received from the Staff on December 7, 2017 regarding the filing as exhibits to the Registration Statement of certain reports provided to the boards of directors of Sensata and Sensata Technologies Holding N.V. (“Sensata-Netherlands”) in connection with those bodies’ consideration of the merger.

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December 11, 2017

Sensata respectfully advises the Staff that references to the reports in question have been removed from the Registration Statement. In considering its response to the Staff’s comment, Sensata considered the fact that the reports in question were not material to the decision of the board of directors of Sensata or Sensata Netherlands to enter into the merger that is the subject of the Registration Statement, that neither Sensata nor Sensata-Netherlands believes that the reports would be material or useful to a shareholder of Sensata-Netherlands in considering whether to vote to approve the merger proposal, and that the reports were procured solely to satisfy certain legal or regulatory requirements applicable to the merger in the United Kingdom and the Netherlands. Sensata noted in particular the fact that under the terms of the merger proposal, ordinary shares of Sensata-Netherlands will be exchanged on a share-for-share basis with newly issued ordinary shares of Sensata and that the relative economic ownership interests of Sensata shareholders following the merger will be the same as their relative economic ownership interests in Sensata-Netherlands before the merger.
Other changes have also been made to the Registration Statement in Amendment No. 3, as indicated in the marked materials.
If you have any questions regarding this filing or these supplemental responses, please do not hesitate to contact me at (617) 832-1283.
Sincerely,
/s/ Daniel S. Clevenger
Daniel S. Clevenger
DSC:

cc:	Steven Reynolds
Mary Shields

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